Mail Stop 4561
								July 6, 2005

Susan J. Uchtman, CPA
Chief Financial Officer
First Bancshares, Inc.
142 E. First Street
Mountain Grove, MO 65711


	Re:	First Bancshares, Inc.
Form 10-KSB for the fiscal year ended June 30, 2004
File No. 0-22842

Dear Ms. Uchtman,

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant